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                           October 8, 2021

       Sandra G. Stoneman, Esq.
       Chief Legal Officer and General Counsel
       Immunome Inc.
       665 Stockton Drive, Suite 300
       Exton, PA 19341

                                                        Re: Immunome Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 1,
2021
                                                            File No. 333-259966

       Dear Ms. Stoneman:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Darrick M. Mix